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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                SCHEDULE 14D-1F/A
                TENDER OFFER STATEMENT PURSUANT TO RULE 14d-1(b)
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 3

                                  FORDING INC.
                            (Name of Subject Company)

                                       N/A
      (Translation of Subject Company's name into English (if applicable))

                                     CANADA
        (Jurisdiction of Subject Company's Incorporation or Organization)

                         SHERRITT COAL ACQUISITION INC.
                                    (Bidder)

                           COMMON SHARES, NO PAR VALUE
                         (Title of Class of Securities)

                                     345426
              (CUSIP Number of Class of Securities (if applicable))

         JAMES J. JUNEWICZ, ESQ.                  GEOFFREY CREIGHTON
        MAYER, BROWN, ROWE & MAW                      TORYS LLP
         190 S. LASALLE STREET            79 WELLINGTON STREET WEST, SUITE 3000
          CHICAGO, IL 60622                      BOX 270, TD CENTRE
            (312)701-7032                    TORONTO, ONTARIO, CANADA M5K 1N2
                                                   (416) 865-7344

(Name, address (including zip code) and telephone number (including area code of person(s) authorized to receive notices and communications on behalf of bidder))

                                OCTOBER 25, 2002
      (Date tender offer first published, sent or given to securityholders)

                            CALCULATION OF FILING FEE

      Transaction Valuation                           Amount of Filing Fee
      ---------------------                           --------------------
       US$1,062,468,215 (1)                             US$97,748 (2) (3)

(1) The transaction valuation has been calculated pursuant to the instructions to Schedule 14D-1F in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, based on the offer to purchase all of the common shares of Fording Inc., which had, as an average of their high and low prices reported on the Toronto Stock Exchange on December 11, 2002, a value of Cdn.$32.53 (US$20.974) multiplied by 50,656,442 common shares reported outstanding in Fording Inc.'s Report on Form 6-K dated December 9, 2002. For purposes of this calculation, US$1.00 = Cdn.$1.5510, the noon buying rate in New York City as disclosed by the Federal Reserve Bank of New York on December 17, 2002.

(2)      $92 per $1 million of the Transaction Value.

(3) The entire amount of this fee has been paid pursuant to a filings dated October 28, 2002 and December 18, 2002.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing. Schedule 14D-1F filed on October 28, 2002 and Schedule 14D-1F/A filed on December 18, 2002.

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                                     PART I
                 INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

ITEM 1. HOME JURISDICTION DOCUMENTS

        Document 1:    Notice of Variation to Offer to Purchase and
                       Circular, dated December 16, 2002*

        Document 2:    Offer to Purchase and Circular, dated December 16, 2002*

        Document 3:    Amended Letter of Transmittal and Election Form*

        Document 4:    Amended Notice of Guaranteed Delivery*

        Document 5:    Notice of Variation and Extension to Offer to Purchase
                       and Circular, dated January 6, 2003*

ITEM 2.  INFORMATIONAL LEGENDS

        See "Notice to Shareholders in the United States" in the Offer to Purchase.

*       Previously filed


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                                     PART II
               INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

(1) Exhibit 1: Sherritt Coal Proxy Circular, dated December 13, 2002,
               Solicitation Of Proxies By And On Behalf Of Sherritt Coal Partnership II, 1546261 Ontario Limited, 1448972 Ontario Limited, Sherritt International Corporation, Ontario Teachers' Pension Plan Board and Sherritt Coal Acquisition Inc.*

    Exhibit 2: Form of Shareholder Proxy*

    Exhibit 3: Form of Optionholder Proxy*

    Exhibit 4: Declaration of Trust of Canadian Coal Trust*

    Exhibit 4A Press Release dated January 13, 2003

    Exhibit 4B Letter dated January 16, 2003 from Torys LLP on behalf of
               Sherritt Coal Acquisition Inc. to Canadian Securities Regulatory Authorities

(2) Exhibit 5: Sherritt International Corporation Annual Information Form
               dated March 15, 2002*

    Exhibit 6: Sherritt International Corporation management information circular dated April 15, 2002 in connection with the May 30, 2002 Annual and Special Meeting of Shareholders, other than the sections entitled "Composition of the Compensation Committee in 2001", "Report on Executive Compensation",
               "Performance Graph" and "Corporate Governance."*

(3) Not applicable.

*Previously filed


                                    PART III
                 UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

1. UNDERTAKINGS

         a. Sherritt Coal Acquisition Inc. undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

         b. Sherritt Coal Acquisition Inc. undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial laws, regulations or policies, or otherwise discloses, information regarding purchases of the issuer's securities in connection with the cash tender or exchange offer covered by this Schedule. Such information shall be set forth in amendments to this Schedule.

2. CONSENT TO SERVICE OF PROCESS

(a) On October 28, 2002, Sherritt Coal Acquisition Inc. filed with the Commission a written


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irrevocable consent and power of attorney on Form F-X.

(b) Any change to the name or address of a registrant's agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the registrant.


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                                     PART IV
                                   SIGNATURES

         By signing this Schedule, Sherritt Coal Acquisition Inc. consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on Schedule 14D-1F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon the registrant's designated agent.

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    SHERRITT COAL ACQUISITION INC.

                                    By: /s/ Samuel W. Ingram
                                        ---------------------------
                                    Name:  Samuel W. Ingram, Q.C.
                                    Title: Senior Vice President

Dated:  January 21, 2003